Exhibit 99.3

Guardforce AI Reports Interim Financial Results for the First Half of 2026

 Achieved 10.8% growth on AI, RaaS & Smart Solutions Metric and 6.4% Total Revenue Growth

NEW YORK, NY / September 23, 2026 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW), a technology-enabled service company providing solutions in Agentic AI, smart solutions in automation, robotics, and secured logistics, today announced unaudited interim financial results for the first half of 2026 (1H 2026), ended June 30, 2026.

Operational Highlights

In the first half of 2026, Guardforce AI continued to make significant strides in developing AI, Robotics-as-a-Service (RaaS) & Smart Solutions by extending features and industry expertise to its AI-powered cross-border service intelligence connection platform, DeepVoyage Go (“DVGO”), and in fortifying the Company’s established position in Legacy Secured Logistics by executing business strategy of strengthening service coverage in Thailand’s upcountry areas.

Updates in AI, RaaS & Smart Solutions

●	Expanded DVGO’s service ecosystem with destination-based travel service providers. By September 2026, DVGO has established service providers partnerships in Canada, China and Taiwan, initiating business footprint expansion in service capability in both Asia and North America.

●	Released DVGO Workbuddy, which uses AI agents to help destination-based services providers structure and list their service capabilities into AI-discoverable and matchable service products, supporting easier onboarding and more effective matching between cross-border demand and suitable service capabilities.

●	Extended Smart Retail Solutions partnership with a renowned sportswear brand in early 2026, adding six more store installations in 2026 and 2027.

●	Acquired MGAI Limited (“MGAI”) in March, 2026 to extend AI for Service implementation in child education field. Later launched new autism intervention AI modules in MGAI, by partnering with Zhongmi Interconnection, an AI-driven technology company that focuses on rehabilitation of children with special needs including autism. This collaboration expanded service range from simply language rehabilitation to multiple autism intervention aspects such as behavioral and social skills.

Updates in Legacy Secured Logistics

●	Maintained approximately 97% recurring revenue.

●	Consolidated upcountry presence in Thailand by continuing to win new contracts from a government-owned bank in Thailand, adding hundreds of ATM location services with long-term contracts.

●	Drove client mix transformation with approximately 14 retail clients among top 20 clients.

Financial Overview

Total revenue increased by $1.1 million, or 6.4% in 1H 2026, compared to 1H 2025. The AI, RaaS & Smart Solutions metric, which accounted for 13.9% of total revenue in 1H 2026, grew by 10.8% compared to 1H 2025, mainly due to increased demand by retail customers for Smart Solutions and acquired revenue from MGAI. Legacy Secured Logistics, which accounted for 86.1% of total revenue in 1H 2026, grew by 5.8% compared to 1H 2025, mainly due to the growth of the Company’s retail-focused service lines and upcountry business expansion strategy in Thailand and favorable foreign exchange translation.

Gross profit decreased by $6,003, or 0.2% for 1H 2026, compared to 1H 2025, as a result of an increase in labor and fuel cost. For 1H 2026, selling, general, and administrative expenses increased by approximately $1.0 million, to approximately $5.2 million, compared to approximately $4.2 million for 1H 2025. This is mainly due to an approximately $1.0 million non-recurring tax related charges incurred in 1H 2026. As a result of the increase in SG&A expenses, net loss from continuing operations widened to $3.1 million, compared to net loss from continuing operations of $2.0 million for 1H 2025. R&D expense was approximately $0.4 million in 1H 2026, accounting for 13.6% of our total budgeted R&D expense in 2026. This is due to our controlled investment strategy, remained approximately the same compared to 1H 2025. As of June 30, 2026, and December 31, 2025, the Company had cash and cash equivalents of approximately $21.3 million and $24.5 million, respectively.

Management Commentary and Future Outlook

“During the first half of 2026, we maintained disciplined execution of our overall strategy. We strengthened our foundational businesses by improving the utilization of our existing operating resources in Thailand, expanding our presence beyond the major urban centers, and enhancing the efficiency and reach of our service network. In parallel, we advanced Smart Solutions expansion as additional commercial opportunity leveraging established long-term client relations in Thailand, and deepening DVGO’s engagement with travel industry service providers. These efforts are strengthening the service expertise, operating capabilities and industry relationships required to support DVGO’s AI for Service strategy,” said Lei (Olivia) Wang, Chairwoman and Chief Executive Officer.

“Looking ahead, we will remain focused on deepening the value of our operating footprint and customer relationships in Thailand, further refining Smart Solutions, and directing targeted resources toward industry collaboration and technology development for DVGO. Our priority is to convert these initiatives into measurable commercial and operational progress while building the capabilities required for the Company’s longer-term AI for Service opportunity. Through disciplined execution and focused investment, we aim to create sustainable long-term value for our customers, partners and shareholders,” said Ms. Wang.

About Guardforce AI Co., Limited

Guardforce AI Co., Limited (NASDAQ: GFAI, GFAIW) is a technology-enabled service company built on real-world service operations, trusted client relationships, and commercial smart service solutions. With its legacy secured logistics business as the operating foundation, the Company is expanding its first commercial growth curve through Smart Solutions across retail, hospitality, security, and other service environments, while building AI-native services as its second strategic growth engine. For more information, visit www.guardforceai.com, or X (formerly Twitter): @Guardforceai.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and Annual Report on Form 20-F filed on April 21, 2026 under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Guardforce AI Corporate Communications:

Hu Yu
Email: yu.hu@guardforceai.com

(tables follow)

Guardforce AI Co., Limited

Unaudited Interim Condensed Consolidated Statements of Profit or Loss

(Expressed in U.S. Dollars)

	Note	For the six months ended June 30,
		2026	2025
		(Unaudited)	(Unaudited)
			(Restated)
Revenue	10	$18,270,590	$17,168,005
Cost of sales		(15,757,615)	(14,649,027)
Gross profit		2,512,975	2,518,978

Stock-based compensation expenses		(41,746)	(149,595)
Provision for withholding tax receivable		(182,569)	(40,984)
Recovery of/(Provision for) expected credit loss on trade and other receivables		36,802	(34,184)
Research and development expenses		(407,234)	(405,641)
Selling, general and administrative expenses	8	(5,193,826)	(4,175,887)
Operating loss from continuing operations		(3,275,598)	(2,287,313)

Other income, net		162,291	60,485
Foreign exchange losses, net		(56,554)	(19,066)
Finance income, net		113,577	250,203
Loss before income tax from continuing operations		(3,056,284)	(1,995,691)

Income tax expense		(64,191)	(48,177)
Net loss for the period from continuing operations		(3,120,475)	(2,043,868)

Discontinued operations:
Net loss for the period from discontinued operations		(7,171)	(183,254)
Net loss for the period		(3,127,646)	(2,227,122)

Net loss for the period attributable to:
Net (loss)/profit attributable to non-controlling interests		(27,047)	8,955
Net loss attributable to equity holders of the Company		(3,100,599)	$(2,236,077)
Net loss for the period		$(3,127,646)	(2,227,122)

Loss per share
Basic and diluted loss attributable to the equity holders of the Company		$(0.10)	$(0.11)
Basic and diluted loss attributable to the equity holders of the Company – continuing operations		$(0.10)	$(0.10)
Basic and diluted loss attributable to the equity holders of the Company – discontinued operations		$(0.00)	$(0.01)

Weighted average number of shares used in computation:
Basic and diluted		29,577,091	19,996,747

Guardforce AI Co., Limited

Unaudited Interim Condensed Consolidated Balance Sheets

(Expressed in U.S. Dollars)

	Note	As of June 30, 2026	As of December 31, 2025
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	5	$21,250,627	$24,545,290
Trade receivables, net		5,120,900	4,947,264
Other current assets		1,876,392	2,441,038
Withholding tax receivable, net		557,013	902,845
Inventories		43,241	21,519
Other financial assets at amortized cost		76,885	77,100
Assets held for sale		-	1,150,324
Total current assets		28,925,058	34,085,380

Non-current assets:
Restricted cash	5	2,476,766	2,322,790
Property, plant and equipment		2,949,559	3,088,905
Right-of-use assets		4,277,854	4,523,309
Intangible assets, net	6	1,244,389	1,057,144
Goodwill		106,416	-
Withholding tax receivable, net		2,510,348	2,325,281
Deferred tax assets, net		1,283,246	1,418,174
Other non-current assets		438,299	272,827
Total non-current assets		15,286,877	15,008,430
Total assets		$44,211,935	$49,093,810

Liabilities and Equity
Current liabilities:
Trade payables and other current liabilities		$3,354,875	$3,158,254
Lease liabilities		2,180,806	2,141,509
Liabilities directly associated with assets held for sale		-	1,111,804
Total current liabilities		5,535,681	6,411,567

Non-current liabilities:
Lease liabilities		1,857,633	2,081,431
Provision for employee benefits		6,250,389	6,493,677
Total non-current liabilities		8,108,022	8,575,108
Total liabilities		13,643,703	14,986,675

Equity
Ordinary shares – par value $0.12 authorized 300,000,000 shares, issued 31,352,312 shares at June 30, 2026; issued 24,353,539 shares at December 31, 2025	7	3,762,312	2,922,460
Treasury shares		(192,893)	-
Subscription receivable		(50,000)	(50,000)
Additional paid in capital		99,748,279	100,271,584
Legal reserve		223,500	223,500
Warrants reserve		251,036	251,036
Accumulated deficit		(73,962,624)	(70,862,025)
Accumulated other comprehensive income		845,820	1,397,005
Capital & reserves attributable to equity holders of the Company		30,625,430	34,153,560
Non-controlling interests		(57,198)	(46,425)
Total equity		30,568,232	34,107,135
Total liabilities and equity		$44,211,935	$49,093,810

Guardforce AI Co., Limited

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

	For the six months ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
		(Restated)
Cash flows from operating activities
Net loss from continuing operations	$(3,120,475)	$(2,043,868)
Adjustments for:
Depreciation and amortization of fixed and intangible assets	1,728,669	1,596,363
Stock-based compensation expenses	41,746	149,595
Provision for withholding tax receivable	182,569	40,984
(Recovery of)/Provision for expected credit loss on trade and other receivables, net	(36,802)	34,184
Finance income, net	(113,577)	(250,203)
Deferred income taxes	64,191	48,177
(Gain)/Loss from assets disposal	(34,936)	108
Provision for employee benefit	387,993	359,113
Changes in operating assets and liabilities:
(Increase)/Decrease in trade and other receivables	(395,111)	997,660
Decrease/(Increase) in other current assets	536,842	(216,330)
(Increase)/Decrease in inventories	(18,166)	50,735
(Increase)/Decrease in restricted cash	(283,826)	20,275
Increase in other non-current assets	(182,150)	(932,028)
Increase in trade and other payables and other current liabilities	179,699	124,584
Increase in withholding tax receivable	(191,923)	(407,260)
Increase in provision for employee benefits	(302,870)	(400,683)
Net cash used in operating activities – continuing operations	(1,558,127)	(828,594)
Net cash used in operating activities - discontinuing operations	-	(212,503)
Net cash used in operating activities	(1,558,127)	(1,041,097)

Cash flows from investing activities
Acquisition of property, plant and equipment	(533,560)	(477,540)
Proceeds from sale of property, plant and equipment	36,962	1,405
Interest received	300,720	331,631
Payments for financial assets at amortized cost	-	(76,440)
Payment for acquisition of subsidiary, net of cash acquired	(246,103)	-
Net cash used in investing activities – continuing operations	(441,981)	(220,944)
Net cash provided by/(used in) investing activities - discontinuing operations	14,232	(4,987)
Net cash used in investing activities	(427,749)	(225,931)

Cash flows from financing activities
Proceeds from issue of shares	274,801	3,491,850
Payments for repurchase of treasury shares	(192,773)	-
Repayment of bank borrowings	-	(45,296)
Payment of lease liabilities	(1,237,392)	(877,856)
Net cash (used in)/provided by financing activities	(1,155,364)	2,568,698

Net (decrease)/increase in cash and cash equivalents,	(3,141,240)	1,301,670
Effect of movements in exchange rates on cash held	(185,555)	214,176
Cash and cash equivalents at January 1	24,577,422	21,936,422
Cash and cash equivalents at June 30	$21,250,627	$23,452,268

Non-IFRS Financial Measures

To supplement our unaudited interim condensed consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standard (“IFRS”), we use the non-IFRS adjusted EBITDA as financial measures for our consolidated results.

We believe that adjusted EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in loss from operations and net loss. We believe that these non-IFRS measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present the non-IFRS financial measures in order to provide more information and greater transparency to investors about our operating results.

EBITDA represents net loss before finance income, net, income tax expense, depreciation and amortization of fixed assets and intangible assets, which we do not believe are reflective of our core operating performance during the periods presented.

Non-IFRS adjusted EBITDA represents net loss from continuing operations before(i) finance income, net, income tax expense and depreciation and amortization of fixed assets and intangible assets, (ii) certain non-cash expenses, consisting of stock-based compensation expenses, (recovery of)/provision for expected credit loss on trade receivables and other receivables, provision for withholding tax receivables, and foreign exchange losses, net.

Non-IFRS loss per share represents non-IFRS net loss attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods.

Non-IFRS diluted loss per share represents non-IFRS net loss attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis.

The table below is a reconciliation of our net loss from continuing operations to EBITDA and non-IFRS adjusted EBITDA from continuing operations for the periods indicated:

	For the six months ended June 30,
	2026	2025
Net loss from continuing operations - IFRS	$(3,120,475)	$(2,043,868)
Finance income, net	(113,577)	(250,203)
Income tax expense	64,191	48,177
Depreciation and amortization expense of fixed and intangible assets	1,728,669	1,596,363
EBITDA	(1,441,192)	(649,531)
Stock-based compensation expenses	41,746	149,595
Provision for withholding taxes receivable	182,569	40,984
(Recovery of)/Provision for expected credit loss on trade and other receivables	(36,802)	34,184
Foreign exchange losses, net	56,554	19,066
Adjusted EBITDA (Non-IFRS)	$(1,197,125)	$(405,702)

Non-IFRS loss per share
Loss per share attributable to equity holders of the Company
Basic and diluted	$(0.04)	$(0.02)

Weighted average number of shares used in computation:
Basic and diluted	29,577,091	19,996,747